1. Name and Address of Reporting Person
   Saul, Stephen
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       03/21/2002 M             1000        A      $15.0000                    D
Common Stock                       03/21/2002 M             16666       A      $12.0000                    D
Common Stock                       03/21/2002 S             -17666      D      $22.0362                    D
Common Stock                       03/22/2002 M             39000       A      $15.0000                    D
Common Stock                       03/22/2002 S             -39000      D      $22.0248   11025            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $12      03/21/2002 M               16666 11/04/2001 11/04/2009 Common  16666    $0.0000    33334    D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $15      03/21/2002 M               1000  08/02/1998 08/02/2006 Common  1000     $0.0000             D
(Right to buy)                                                                 Stock            <F1>
Stock Options  $15      03/22/2002 M               39000 08/02/1998 08/02/2006 Common  39000    $0.0000    0        D
(Right to buy)                                                                 Stock            <F1>

Explanation of Responses:

<F1>
The purchase options were granted pursuant to (i) Issuer's 1996 Stock Incentive Plan (the "Plan"), and (ii) a Stock Option Agreement (the "Agreement") between the reporting person and Issuer. No consideration was given by the reporting person other than the terms and conditions specified in the Plan and the Agreement.

SIGNATURE OF REPORTING PERSON
/s/ Stephen Saul

DATE
04/03/2002